UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

10x Genomics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

88025U109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88025U109	13G	Page 1 of 21

1.	Names of Reporting Persons Paladin Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,528,052(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,528,052(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,528,052(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 23.8%(2)(3)
12.	Type of Reporting Person (See Instructions) IA

(1)

Consists of 6,528,052 shares of Class B Common Stock, $0.00001 par value per share (“Class B Common Stock”). The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock, $0.00001 par value per share (“Class A Common Stock”), outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by 10x Genomics, Inc. (the “Company”) with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin Capital Management, LLC (“Paladin Adviser”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin Adviser.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin Adviser. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 2 of 21

1.	Names of Reporting Persons Paladin Holdings III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,913,830(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,913,830(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,913,830(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.9%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 6,913,830 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin Holdings III, L.P. (“Paladin GP”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin GP.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin GP. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 3 of 21

1.	Names of Reporting Persons Paladin Holdings III (Cayman Islands), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,261,564(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,261,564(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,261,564(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,261,564 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin Holdings III (Cayman Islands), L.P. (“Paladin Cayman GP”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin Cayman GP.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin Cayman GP. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 4 of 21

1.	Names of Reporting Persons Paladin Cyber Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 499,773(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 499,773(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,773(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 499,773 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.
(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin Cyber Holdings, L.P. (“Paladin Cyber”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin Cyber.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin Cyber. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 5 of 21

1.	Names of Reporting Persons Paladin Capital Group III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,913,830(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,913,830(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,913,830(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 24.9%(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 6,913,830 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin Capital Group III, LLC (“Capital III”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Capital III.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Capital III. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 6 of 21

1.	Names of Reporting Persons Paladin Homeland Security Corporation III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,261,564(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,261,564(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,261,564(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%(2)(3)
12.	Type of Reporting Person (See Instructions) CO

(1)

Consists of 1,261,564 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin Homeland Security Corporation III, Ltd. (“Paladin III”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin III.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin III. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 7 of 21

1.	Names of Reporting Persons Paladin Capital Cyber Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 499,773(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 499,773(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,773(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 499,773 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.
(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin Capital Cyber Group, LLC (“Cyber III”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Cyber III.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Cyber III. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 8 of 21

1.	Names of Reporting Persons Paladin III, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,176,409(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,176,409(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,409(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.4%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,176,409 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin III, LP, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin III, LP.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin III, LP. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 9 of 21

1.	Names of Reporting Persons Paladin III (NY City), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,836,875(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,836,875(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,836,875(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,836,875 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin III (NY City), LP (“Paladin NY”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin NY.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin NY. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 10 of 21

1.	Names of Reporting Persons Paladin III (Cayman Islands), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,261,564(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,261,564(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,261,564(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 1,261,564 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin III (Cayman Islands), LP (“Paladin Cayman”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin Cayman.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin Cayman. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 11 of 21

1.	Names of Reporting Persons Paladin III (HR), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 626,602(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 626,602(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 626,602(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 626,602 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.
(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin III (HR), LP (“Paladin HR”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin HR.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin HR. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 12 of 21

1.	Names of Reporting Persons Paladin III (CA), LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 626,602(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 626,602(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 626,602(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.9%(2)(3)
12.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 626,602 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.
(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin III (CA), LP (“Paladin CA”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Paladin CA.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Paladin CA. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 13 of 21

1.	Names of Reporting Persons Paladin III Co-Investment, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,647,342(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,647,342(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,647,342(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 1,647,342 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin III Co-Investment, LLC (“Co-Investment”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Co-Investment.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Co-Investment. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 14 of 21

1.	Names of Reporting Persons Paladin International, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 499,773(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 499,773(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 499,773(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3%(2)(3)
12.	Type of Reporting Person (See Instructions) OO

(1)	Consists of 499,773 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.
(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Paladin International, LLC (“International”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of International.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by International. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 15 of 21

1.	Names of Reporting Persons Michael Robert Steed
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,675,167(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,675,167(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,675,167(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.3%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 8,675,167 shares of Class B Common Stock. The Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a 1:1 basis and has no expiration date.

(2)

Based on 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, plus the number of shares of Class B Common Stock beneficially owned by Michael Robert Steed (“Steed”), which are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Steed.

(3)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. There were 75,269,430 shares of Class B Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019, including the shares of Class B Common Stock beneficially owned by Steed. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

CUSIP No. 88025U109	13G	Page 16 of 21

Item 1.

(a)	Name of issuer

10x Genomics, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of the following:

i.	Paladin Capital Management, LLC (“Paladin Adviser”), which is the discretionary investment adviser to the US Funds and the Cayman Fund;

ii.	Paladin Holdings III, L.P. (“Paladin GP”), which is the general partner of the US Funds and the managing member of Co-Investment;

iii.	Paladin Holdings III (Cayman Islands), L.P. (“Paladin Cayman GP”), which is the general partner of the Cayman Fund;

iv.	Paladin Cyber Holdings, L.P. (“Paladin Cyber”), which is the managing member of International;

v.	Paladin Capital Group III, LLC (“Capital III”), which is the general partner of Paladin GP;

vi.	Paladin Homeland Security Corporation III, Ltd. (“Paladin III”), which is the general partner of Paladin Cayman GP;

vii.	Paladin Capital Cyber Group, LLC (“Cyber III”), which is the general partner of Paladin Cyber;

viii.	Paladin III LP;

ix.	Paladin III (NY City) LP (“Paladin NY”);

x.	Paladin III (Cayman Islands) LP (the “Cayman Fund”);

xi.	Paladin III (HR) LP (“Paladin HR”);

xii.	Paladin III (CA) LP (“Paladin CA” and, together with Paladin III LP, Paladin NY and Paladin HR, the “US Funds”);

xiii.	Paladin III Co-Investment LLC (“Co-Investment”);

xiv.	Paladin International LLC (“International”); and

xv.	Michael Robert Steed (“Steed”), who ultimately controls Capital III, Paladin III and Cyber III, and is the managing partner of Paladin Adviser.

Paladin Adviser, Paladin GP, Paladin Cayman GP, Paladin Cyber, Capital III, Paladin III, Cyber III, the US Funds, the Cayman Fund, Co-Investment, International and Steed are collectively referred to in this Schedule 13G as the “Reporting Persons.”

(b)	Address or principal business office or, if none, residence

The address of each of the Reporting Persons is: c/o Paladin Capital Management, LLC, 2020 K Street, NW, Suite 620, Washington DC 20006.

(c)	Citizenship

i.	Paladin Adviser is a Delaware limited liability company;

ii.	Paladin GP is a Delaware limited partnership;

iii.	Paladin Cayman GP is a Cayman Islands limited partnership;

iv.	Paladin Cyber is a Delaware limited partnership;

v.	Capital III is a Delaware limited liability company;

vi.	Paladin III is a Cayman Islands company;

vii.	Cyber III is a Delaware limited liability company;

viii.	Each of the US Funds is a Delaware limited partnership;

ix.	The Cayman Fund is a Cayman Islands limited partnership;

x.	Co-Investment is a Delaware limited liability company;

xi.	International is a Delaware limited liability company; and

xii.	Steed is a United States citizen.

CUSIP No. 88025U109	13G	Page 17 of 21

(d)	Title of class of securities

Class A common stock, par value $0.00001 per share (the “Class A Common Stock”).

(e)	CUSIP No.

88025U109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)-(c)

The information relating to the beneficial ownership of Class A Common Stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

The ownership percentage of the Reporting Person set forth in Row 11 of the cover pages hereto has been calculated based on an assumed total of 20,900,524 shares of Class A Common Stock outstanding as of October 31, 2019, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 12, 2019.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 88025U109	13G	Page 18 of 21

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a group with respect to the Class A Common Stock held directly by funds managed by Paladin Adviser, Paladin GP, Paladin Cayman GP and Paladin Cyber. The Reporting Persons have agreed to jointly file this Schedule 13G in accordance with Rule 13d-1(k) of the Act, the agreement with respect to which is attached hereto as Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2020

PALADIN CAPITAL MANAGEMENT, LLC		PALADIN HOLDINGS III, L.P.
By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN HOLDINGS III (CAYMAN ISLANDS), L.P.		PALADIN CYBER HOLDINGS, L.P.
By: PALADIN HOMELAND SECURITY CORPORATION III, LTD., ITS GENERAL PARTNER		By: PALADIN CAPITAL CYBER GROUP, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN CAPITAL GROUP III, LLC		PALADIN HOMELAND SECURITY CORPORATION III, LTD.

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN CAPITAL CYBER GROUP, LLC		PALADIN III, LP
By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER
By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN III (NY CITY), LP		PALADIN III (CAYMAN ISLANDS), LP
By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER		By: PALADIN HOLDINGS III (CAYMAN ISLANDS), L.P., ITS GENERAL PARTNER By: PALADIN HOMELAND SECURITY CORPORATION III, LTD., ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN III (HR), LP		PALADIN III (CA), LP
By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER		By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER
By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER		By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

PALADIN III CO-INVESTMENT, LLC		PALADIN INTERNATIONAL, LLC
By: PALADIN HOLDINGS III, L.P., ITS GENERAL PARTNER		By: PALADIN CYBER HOLDINGS, L.P., ITS GENERAL PARTNER
By: PALADIN CAPITAL GROUP III, LLC, ITS GENERAL PARTNER		By: PALADIN CAPITAL CYBER GROUP, LLC, ITS GENERAL PARTNER

By:	/s/ Michael Steed	By:	/s/ Michael Steed
	Michael Steed, Authorized Person		Michael Steed, Authorized Person

MICHAEL ROBERT STEED

By:	/s/ Michael Steed

EXHIBIT INDEX

Exhibit	Description

99.1.	Joint Filing Agreement